Exhibit 4(b).2

English Language Summary

Authorization Agreement for Personal Mobile Service– Termo de Autorização do Serviço Móvel Pessoal No. 05/2010/PVCP/SPV-ANATEL

Parties:	Vivo S.A., as authorizee, and Agência Nacional de Telecomunicações (ANATEL), as grantor.

Date:	January 18, 2010

Term:	Indefinite

Purpose:
Authorization to provide Personal Mobile Service in accordance with regulations set forth by ANATEL.  This Authorization Agreement consolidates the following prior authorization agreements:  No. 012/2002/PVCP/SPV-ANATEL dated 12/10/2002; No. 017/2002/PVCP/SPV-ANATEL, dated 12/10/2002; No. 006/2003/PVCP/SPV-ANATEL, dated 2/3/2003; No. 007/2003/ PVCP/SPV-ANATEL, dated 2/3/2003; No. 08/2003/PVCP/SPVANATEL, dated 2/3/2003; No. 009/2003/PVCP/SPV-ANATEL, dated 2/3/2003; No. 010/2003/PVCP/SPV-ANATEL, dated 2/3/2003; No. 011/2003/PVCP/SPV-ANATEL, dated 2/3/2003; and No. 019/2007/PVCP/SPV-ANATEL, dated 12/7/2007.

Area:
Region II of the General Plan of Personal Mobile Service Authorization, which includes the states of Paraná, Santa Catarina, Rio Grande do Sul, Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre and Federal District.

Amount:	The amount owed under the grant is R$9,000.00, which was paid at the time of execution of the Authorization Agreement.

Penalties:
Breach of the Authorization Agreement and applicable regulations to Multimedia Communication Services may result in administrative proceedings by ANATEL, the application of warning sanctions, fines, temporary suspension or revocation of licenses.